UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Computer Programs and Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

205306103

(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.

GILEAD CAPITAL LP

54 West 82nd Street

New York, New York 10024

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 205306103

1	NAME OF REPORTING PERSON

Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,982
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,870
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,982
	10	SHARED DISPOSITIVE POWER

2,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 205306103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to add the following:

Effective October 15, 2020, the investment management agreement between Gilead Capital and the Gilead Managed Accounts terminated in accordance with its terms. As a result, Gilead Capital ceased to retain voting or dispositive control (and therefore beneficial ownership) with respect to 1,057,903 Shares held in such Gilead Managed Accounts as of such date.

In addition, Item 2(b) is hereby amended to change the business address of each of Gilead Capital, Gilead Capital GP and Mr. Strong to 54 West 82nd Street, New York, New York 10024.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

The 2,870 Shares beneficially owned by Gilead Capital were acquired by distribution for no consideration from the Master Fund. Of the 9,982 Shares beneficially owned by Mr. Strong (i) 2,922 Shares were acquired by distribution for no consideration from the Master Fund and (ii) 7,060 Shares were granted to him by the Issuer in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,512,105 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2020.

A.	Master Fund
(a)	As of the close of business on October 16, 2020, Master Fund did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	There have been no transactions in the Shares by Master Fund during the past 60 days.
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CUSIP No. 205306103

B.	Gilead Capital
(a)	As of the close of business on October 16, 2020, Gilead Capital beneficially owned 2,870 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 2,870 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 2,870
(c)	Except as otherwise described in Item 2 above, there have been no transactions in the Shares by Gilead Capital during the past 60 days.
C.	Gilead Capital GP
(a)	Gilead Capital GP, as the general partner of Gilead Capital, may be deemed the beneficial owner of the 2,870 Shares owned by Gilead Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 2,870 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 2,870

(c)	Gilead Capital GP has not entered into any transactions in the Shares during the past 60 days.
D.	Jeffrey A. Strong
(a)	As of the close of business on October 16, 2020, Mr. Strong beneficially owned 9,982 Shares. Mr. Strong, as the managing member of Gilead Capital, may be deemed the beneficial owner of the 2,870 Shares owned by Gilead Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,852
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,852
(c)	There have been no transactions in the Shares by Mr. Strong during the past 60 days.

7

CUSIP No. 205306103

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of October 15, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

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CUSIP No. 205306103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2020

Gilead Capital Master Fund Ltd.

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Sole Director

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong

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